Exhibit 99.2

3 March 2016	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Suite 5, 442-446 Beaufort Street, Highgate, WA 6003 Australia MOKOsocialmedia.com contact@MOKO.mobi

Dear Shareholder

MOKO Social Media Limited – pro-rata non-renounceable rights issue

MOKO Social Media Limited (ACN (111 082 485)) (MKB) is undertaking a pro rata renounceable rights issue (Rights Issue or Offer) of approximately 817,886,679 shares (New Shares) on the basis of one (1) New Share for every one (1) Share held by eligible shareholders at an issue price of $0.01 per New Share to raise up to approximately $8,178,867, together with one (1) free attaching Class A Option for every two (2) New Shares issued at an exercise price of $0.02 on or before 12 months from the date of issue and one (1) free attaching Class B Option for every two (2) New Shares issued at an exercise price of $0.04 exercisable on or before 36 months from the date of issue (Prospectus).

The Offer is being partially underwritten by Reef Investments Pty Ltd (the Underwriter). The Company must pay the Underwriter an underwriting fee of 6% of the total amount underwritten by the Underwriter (Underwriting Fee). The Underwriting Fee will be satisfied by the issue of Shares (and free attaching Class A Unlisted Options and Class B Unlisted Options) on terms equivalent to the offer of Shares under this Prospectus.

The Company’s proposed use of funds is as follows:

Item	Minimum Subscription ($)	Full Subscription ($)
Development and marketing costs of products	950,000	1,350,000
License fees	1,050,000	1,050,000
Repayment of loan (including accrued interest and loan fee)[1]	515,000	515,000
Working Capital	3,932,650	5,211,517
Expenses of the Offer	52,350	52,350
Total	6,500,000	8,178,867

Notes:

1.	In early 2016, the Underwriter advanced to the Company a short term, unsecured loan of $500,000 (the Loan). The Loan accrues interest at 6% per annum and carries a fee of 2% of the loan amount. The Company intends to repay the Loan, accrued interest and the loan fee from the proceeds of the Offer.

The Offer is being made to all shareholders of the Company (Shareholders) named on its register of members at 5:00pm on 8 March 2016, whose registered address is in Australia or New Zealand.

New Shares will rank equally with all fully paid ordinary shares in the capital of the Company (Shares) already on issue.

Following completion of the Offer, the Company will have issued approximately 817,886,679 New Shares resulting in total Shares on issue of approximately 1,635,773,358.

Ineligible shareholders

A Shareholder who has a registered address outside Australia and New Zealand (Ineligible Shareholder) will not be eligible to participate in the Offer.

You are not eligible to participate in the Offer and you will not be sent a copy of the Prospectus. This decision has been made pursuant to Listing Rule 7.7.1(a) of the ASX Listing Rules after taking into consideration the costs of complying with legal and regulatory requirements in jurisdictions outside of Australia and New Zealand compared with the small number of Ineligible Shareholders and the number and value of New Shares to which they would otherwise be entitled.

If you have any queries concerning the Rights Issue, please contact your financial adviser or Emma Waldon, MKB’s Company Secretary, on +61 417 800 529.

Yours sincerely

Emma Waldon

Director and Company Secretary

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